Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 2 DATED JUNE 17, 2022

TO THE PROSPECTUS DATED MAY 27, 2022

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated May 27, 2022 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the acquisition of a self-storage property.

Acquisition of Self-Storage Facility

In June 2022, we acquired a 100% interest in a self-storage property known as Palm Bay Storage for $5.6 million. Palm Bay Storage is a purpose-built property in a high-growth, high-barrier to entry, master-planned submarket within Orlando, Florida, and is 100% climate controlled. The property was more than 94% leased at acquisition.